Filed by LinnCo, LLC and Linn Energy, LLC

Commission File Nos. 001-35695 and 000-51719

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Berry Petroleum Company

Commission File No. 001-09735

a different kind of oil & natural gas company

LINN Energy
LINNCo

NASDAQ:LINE • NASDAQ:LNCO

Merger Overview February 21, 2013

Forward-Looking Statements
and Risk Factors
This presentation contains forward-looking statements concerning the proposed transactions, its financial and business impact, management’s beliefs and objectives with respect thereto, and management’s current expectations for future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements are all statements other than statements of historical facts. The words
“anticipates,” “may,” “can,” “plans,” “believes,” “estimates,” “expects,” “projects,” “intends,”
“likely,” “will,” “should,” “to be,” and any similar expressions or other words of similar meaning are intended to identify those assertions as forward-looking statements. It is uncertain whether the events anticipated will transpire, or if they do occur what impact they will have on the results of operations and financial condition of LINN, LinnCo, Berry or of the combined company. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including but not limited to the ability of the parties to satisfy the conditions precedent and consummate the proposed transactions, the timing of consummation of the proposed transactions, the ability of the parties to secure regulatory approvals in a timely manner or on the terms desired or anticipated, the ability of LINN to integrate the acquired operations, the ability to implement the anticipated business plans following closing and achieve anticipated benefits and savings, and the ability to realize opportunities for growth. Other important economic, political, regulatory, legal, technological, competitive and other uncertainties are identified in the documents filed with the Securities and Exchange
Commission (the “SEC”) by LINN and LinnCo from time to time, including their respective
Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on
Form 8-K. The forward-looking statements including in this press release are made only as of the date hereof. Neither LINN nor LinnCo undertakes any obligation to update the forward-looking statements included in this press release to reflect subsequent events or circumstances. The market data in this presentation has been prepared as of
February 20, 2013, except otherwise noted.

LINN Energy

NASDAQ:LINE • NASDAQ:LNCO

a different kind of oil & natural gas company

LINN Energy’s mission is to acquire, develop and maximize cash flow from a growing portfolio of long-life oil and natural gas assets.

Transaction Overview

LINN Energy
NASDAQ:LINE • NASDAQ:LNCO

Transaction Overview
Consideration
LinnCo to acquire Berry for 1.25 common shares of LinnCo
(equivalent to total consideration of $46.24 per Berry shares based on LinnCo closing price on February 20, 2013)
Transaction
Value
~$4.3 billion (includes assumed debt)
Premium
~20% to Berry’s closing price on February 20, 2013
Key Conditions
Subject to shareholder / unitholder approval of Berry, LINN
Energy, and LinnCo
Customary regulatory approvals and conditions
Timing
Closing expected by the end of Q2’13

Transaction Details

LINN Energy
NASDAQ:LINE • NASDAQ:LNCO

LinnCo, LLC (Nasdaq:LNCO) and LINN Energy, LLC (Nasdaq:LINE) announced the signing of a definitive merger agreement to acquire all of Berry Petroleum Company’s (NYSE:BRY) shares outstanding
Total enterprise value of approximately $4.3 billion including $1.7 billion of assumed debt
LinnCo has agreed to issue 1.25 common shares for each common share of Berry
Consideration to be received by Berry shareholders is valued at $46.24 per Berry share based on LinnCo’s closing price as of February 20, 2013
Represents a premium of approximately 20% to Berry’s closing price on February 20, 2013 and approximately
23% to its one-month average price at that date
Represents the first ever acquisition of a public C-Corp by an upstream LLC or MLP and the first acquisition by
LinnCo since its October 2012 initial public offering
Acquisition will increase LINN’s estimated proved reserves and production by approximately 34% and 30%, respectively
Expected to be immediately accretive to distributable cash flow per unit of approximately $0.40 at LINN (first twelve months)
Immediately after the merger, LinnCo will contribute Berry assets to LINN Energy in exchange for LINN Energy units
Will maintain one LinnCo share to one LINN Energy unit ratio
Transaction expected to close end of the second quarter 2013
Transaction Details

Strategic Rationale

Excellent MLP
Assets
Low decline rate of ~15% and reserve life of >18 years
Proved reserves of ~1.65 Tcfe
Current production of ~40,000 Boe/d
Significantly
Improves Credit
Metrics
100% stock-for-stock transaction significantly improves leverage
Meaningful step to investment grade credit rating
Geographic
Synergies
California, Permian and East Texas assets compliment LINN’s existing positions in these areas
o Following closing, LINN will be the 5
th
largest producer in California
Attractive entry into new core area in the Uinta Basin
Liquids
Focused
(1)
~75% liquids, high-margin assets with excellent operating margins
Increases liquids exposure to 54% of proved reserves from 46%, as of
December 31, 2012
o Decreases LINN’s NGL exposure (as a % of total production)
Strategic-Fit With
LINN Energy
Expected to be immediately accretive to distributable cash flow per unit by
~$0.40 per unit (first twelve months)
o Potential for additional operational synergies not factored into deal
Tax efficient for both LinnCo and Berry shareholders
(1) As of December 31, 2012, pro forma for announced merger.

MLP and Independent E&P Rankings
Note: Market data as of February 20, 2013 (LINE and LNCO closing price of $36.65 and $36.99, respectively). Source: Bloomberg.
(1) Pro forma for merger.
LINN is one of the largest MLP and independent E&P companies
7
th
largest public MLP/LLC
11 largest domestic independent oil & natural gas company

Rank Master Limited Partnership Enterprise Value ($MM) Rank Independent E&P Enterprise Value ($MM)
1. Enterprise Products Partners $60,375 1. ConocoPhillips $89,597
2. Kinder Morgan Energy Partners $46,756 2. Occidental Petroleum Corp. $64,934
3. Energy Transfer Equity $38,964 3. Anadarko Petroleum Corp. $52,281
4. Williams Partners $26,732 4. Apache Corp. $41,773
5. Plains All American Pipeline $24,767 5. EOG Resources Inc. $39,943
6. Energy Transfer Partners $22,574 6. Chesapeake Energy Corp. $34,955
7. LINN Energy LLC (Pro Forma) $18,943 7. Marathon Oil Corporation $26,927
8. ONEOK Partners $17,173 8. Devon Energy Corporation $24,449
9. Enbridge Energy Partners $14,874 9. Noble Energy Inc. $22,575
10. El Paso Pipeline Partners $13,363 10. Pioneer Natural Resources Co. $19,920
11. Magellan Midstream Partners $11,658 11. LINN Energy LLC (Pro Forma) $18,943
12. Markwest Energy Partners $9,470 12. Continental Resources Inc. $17,937
13. Boardwalk Pipeline Partners $8,848 13. Range Resources Corp. $14,274
14. Buckeye Partners $7,234 14. Southwestern Energy Co. $13,163
15. Sunoco Logistics Partners $6,851 15. Cabot Oil & Gas Corp. $12,312
16. Access Midstream Partners $6,667 16. Concho Resources Inc. $11,890
17. Western Gas Partners $6,569 17. Murphy Oil Corp. $11,241
18. Amerigas Partners $6,448 18. EQT Corp. $11,066
19. Cheniere Energy Partners $5,770 19. Plains Exploration & Production $10,094
20. Regency Energy Partners $5,655 20. Denbury Resources Inc. $10,033
21. Targa Resources Partners $5,404 21. Cobalt International Energy $9,155
22. Nustar Energy LP $5,228 22. Sandridge Energy Inc. $8,803
23. Teekay LNG Partners $5,159 23. QEP Resources Inc. $8,595
24. Copano Energy LLC $4,521 24. Whiting Petroleum Corp. $7,298
25. Genesis Energy LP $4,435 25. Newfield Exploration Co. $6,546
th

LINN Energy
NASDAQ:LINE • NASDAQ:LNCO

Proved Reserves (Tcfe)
20.0
18.0
16.0
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
18.0
12.1
10.9
7.1
6.5
6.5
6.4
5.9
4.8
4.7
4.4
3.9
3.0
2.7
2.5
DVN
MRO
EOG
NBL
PXD
RRC
LINE PF
SWN
LINE
CLR
QEP
NFX
COG
CXO
DNR

Production (Bcfe/d)
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
4.1
2.9
2.7
1.8
1.6
1.5
1.0
1.0
0.9
0.8
0.8
0.7
0.6
0.5
0.4
DVN
MRO
EOG
RRC
SWN
NBL
LINE PF
PXD
QEP
LINE
NFX
COG
CLR
CXO
DNR

LINN Energy – A Premier U.S.
Independent E&P Company

Daily Production of E&P Peers
(1)
Proved Reserves of E&P Peers
(1)
Increases LINN’s size and scale among leading, independent E&P companies
Now one of the largest producers of hydrocarbons in the United States
Source: Company press releases and SEC filings.
(1) Reserves and production data includes most recent information released by listed companies.

LINN Energy
NASDAQ:LINE • NASDAQ:LNCO

NGLs
7%
Natural Gas
26%
Oil
67%

East TX and
Piceance
5.0
Uinta
7.5
Permian
8.0
California
19.1

Overview of Berry Petroleum
High Quality Oil Portfolio
Proved Reserves (MMBoe)
Q4'12 Production (MBoe/d)
Berry Asset Map

Source: Berry Petroleum’s Q4’12 press release.
Uinta Basin
Piceance
Basin
California
Permian
East Texas
Corporate
Headquarters
(Denver)
TX
CA
CO
UT
~40 Mboe/d
~75% Liquids
Berry Operations
Oil
Natural Gas
Permian

LINN Energy Operational Overview
Note: All operational and reserve data as of December 31, 2012, pro forma for merger.
Uinta Basin
Piceance Basin
East Texas
California
Permian Basin
Corporate
Headquarters
(Houston)
NM
TX
KS
ND
OK
CA
WY
UT
CO
LINN Operations
Recently Acquired Assets
IL
LA
MI

LINN Energy

NASDAQ:LINE • NASDAQ:LNCO

Proved Reserves (Bcfe)
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
~34% Increase
4,796
2,571
2,225
1,650
425
1,225
6,446
2,996
3,450
LINN Energy
Berry
Pro Forma LINN
Oil & NGLs
Natural Gas

Q4'12 Production (MMcfe/d)
1,000
800
600
400
200
0
~30% Increase
800
442
358
240
193
1,040
489
551
LINN Energy
Berry
Pro Forma LINN
Oil & NGLs
Natural Gas

Meaningful Increase to Reserves
and Production
Note: Reserve data as of December 31, 2012, and production data represents the quarter ending December 31, 2012.

Proved Reserves (Bcfe)
Q4’12 Production (MMcfe/d)

LINN Energy
NASDAQ:LINE • NASDAQ:LNCO

Glasscock
Reagan

Permian Basin Operational Synergies

Significant operational and field
synergies
Almost doubles LINN’s Wolfberry
inventory
~725 proved drilling locations
(pro forma for transaction
(1)
)
Overview of Berry’s Permian
assets
(2)
Total of ~61,000 net acres in the
Permian
o
75% NRI
Wolfberry drilling inventory of
~325 proved locations on 40’s
and over 600 potential locations
on 20’s
Upside potential from de-risking
deeper formations and 20-acre
downspacing
Permian Asset Map
Recently Acquired Areas
Wolfberry Trend
LINN Fields
(1) Includes LINE and BRY’s Wolfberry drilling inventory of approximately 400 and 325, respectively.
(2) Source: Berry Petroleum Company’s “February 2013 Company Update”.
TX
NM
Eddy
Lea
Hockley
Dawson
Andrews
Howard
Ector
Winkler
Upton
Schieicher
Pecos
Crane
Ward
Crockett
Midland
Martin
Garza
Shackleford
Stonewall
Irion
Borden

LINN Energy
NASDAQ:LINE • NASDAQ:LNCO

7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
~59% CAGR
255
1,419
1,660
1,712
2,597
3,370
4,796
6,446 (1)
2006
2007
2008
2009
2010
2011
2012
2013PF

1,200
1,000
800
600
400
200
0
~100% CAGR
8
87
212
218
265
369
671
1,040 (2)
2006
2007
2008
2009
2010
2011
2012
2013PF

$3.50
$3.00
$2.50
$2.00
$1.50
$1.00
$0.50
$0.00
~93% Growth
$1.15
$2.18
$2.52
$2.52
$2.55
$2.70
$2.87
$3.08
2006
2007
2008
2009
2010
2011
2012
2013E (4)

250%
200%
150%
100%
50%
0%
(50%)
2006
2007
2008
2009
2010
2011
2012
201
Line Total Return (TR)
Alerian MLP TR Index
S&P Mid-Cap E&P TR Index
S&P 500 TR Index

Note: Data reflects continuing operations only. The results of the Company’s Appalachian Basin and Mid Atlantic operations are classified as discontinued.
(1) As of December 31, 2012, pro forma (“PF”) for announced 2013 merger.
(2) Pro forma estimate based on Q4’12 average daily production for LINN Energy and Berry Petroleum.
(3) Historical LINE distributions based on date payable for years 2006 - 2012.
(4) Based on LINE’s estimated Q3’13 distribution of $0.77 per unit on an annualized basis (subject to Board approval).
History of Strong Performance
and Growth

Reserves  (Bcfe) Production (MMcfe/d)
Annual Distributions ($ per unit)
(3) Total Return

The U.S. Securities and Exchange Commission (“SEC”) permits oil and gas companies, in their filings with the
SEC, to disclose only resources that qualify as "reserves" as defined by SEC rules. We use terms describing hydrocarbon quantities in this presentation including “inventory” and “resource potential” that the SEC’s guidelines prohibit us from including in filings with the SEC. These estimates are by their nature more speculative than estimates of reserves prepared in accordance with SEC definitions and guidelines and accordingly are substantially less certain. Investors are urged to consider closely the reserves disclosures in LINN Energy’s
Annual Report on Form 10-K for the year ended December 31, 2011, available from LINN Energy at 600 Travis,
Suite 5100, Houston, Texas 77002 (Attn: Investor Relations). You can also obtain this report from the SEC by calling 1-800-SEC-0330 or from the SEC’s website at www.sec.gov.
In this communication, the terms other than “proved reserves” refer to the Company's internal estimates of hydrocarbon volumes that may be potentially discovered through exploratory drilling or recovered with additional drilling or recovery techniques. Those estimates may be based on economic assumptions with regard to commodity prices that may differ from the prices required by the SEC to be used in calculating proved reserves. In addition, these hydrocarbon volumes may not constitute reserves within the meaning of the Society of Petroleum Engineer's Petroleum Resource Management System or the SEC’s oil and gas disclosure rules.
Unless otherwise stated, hydrocarbon volume estimates have not been risked by Company management. Factors affecting ultimate recovery include the scope of our ongoing drilling program, which will be directly affected by the availability of capital, drilling and production costs, commodity prices, availability of drilling services and equipment, drilling results, lease expirations, transportation constraints, regulatory approvals and other factors, and actual drilling results, including geological and mechanical factors affecting recovery rates. Accordingly, actual quantities that may be ultimately recovered from the Company's interests may differ substantially from the
Company’s estimates of potential resources. In addition, our estimates of reserves may change significantly as development of the Company's resource plays and prospects provide additional data.

Additional Information about the Proposed Transactions and Where to Find It

In connection with the proposed transactions, LinnCo intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of LinnCo, LINN and Berry that also constitutes a prospectus of LinnCo. Each of Berry, LINN and LinnCo also plan to file other relevant documents with the SEC regarding the proposed transactions. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Berry, LINN and LinnCo with the SEC at the SEC’s website at www.sec.gov. You may also obtain these documents by contacting LINN’s and LinnCo’s Investor Relations department at (281) 840-4193 or via e-mail at ir@linnenergy.com or by contracting Berry’s Investor Relations department at (866) 472-8279 or via email at ir@bry.com.

Participants in the Solicitation

Berry, LINN and LinnCo and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about LINN’s directors and executive officers is available in LINN’s proxy statement dated March 12, 2012, for its 2012 Annual Meeting of Unitholders. Information about LinnCo’s directors and executive officers is available in LinnCo’s Registration Statement on Form S-1 dated June 25, 2012, as amended, with respect to its initial public offering of common shares. Information about Berry’s directors and executive officers is available in Berry’s proxy statement dated April 6, 2012, for its 2012 Annual Meeting of Stockholders. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transactions when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Berry, LINN or LinnCo using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Note Regarding Forward-Looking Statements

This document contains forward-looking statements concerning the proposed transactions, its financial and business impact, management’s beliefs and objectives with respect thereto, and management’s current expectations for future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements are all statements other than statements of historical facts. The words “anticipates,” “may,” “can,” “plans,” “believes,” “estimates,” “expects,” “projects,” “intends,” “likely,” “will,” “should,” “to be,” and any similar expressions or other words of similar meaning are intended to identify those assertions as forward-looking statements. It is uncertain whether the events anticipated will transpire, or if they do occur what impact they will have on the results of operations and financial condition of LINN, LinnCo, Berry or of the combined company. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including but not limited to the ability of the parties to satisfy the conditions precedent and consummate the proposed transactions, the timing of consummation of the proposed transactions, the ability of the parties to secure regulatory approvals in a timely manner or on the terms desired or anticipated, the ability of LINN to integrate the acquired operations, the ability to implement the anticipated business plans following closing and achieve anticipated benefits and savings, and the ability to realize opportunities for growth. Other important economic, political, regulatory, legal, technological, competitive and other uncertainties are identified in the documents filed with the SEC by Berry, LINN and LinnCo from time to time, including their respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K. The forward-looking statements including in this document are made only as of the date hereof. None of Berry, LINN nor LinnCo undertakes any obligation to update the forward-looking statements included in this document to reflect subsequent events or circumstances.